Fero Industries, Inc.
17 Reeves Crescent
Red Deer, AB, Canada T4P 2Z4
PH(403) 803-7800
FAX 403.256.3302

November 06, 2007

VIA EDGAR and FACSIMILE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Small Business

100 F Street N.E.

Washington D.C. 20002

USA

Attention: Hugh Fuller

Re:

Fax number update

Please be advised that our fax number was not remitted on the front cover of the SB2 that Fero Industries filed, so please find it below.

FAX  403.256.3302

Yours truly,

Kyle Schlosser, Chief Executive Officer & President